Q1 FY15 MANAGEMENT PRESENTATION 15 AUGUST 2014 Exhibit 99.3

PAGE
DISCLAIMER
2
This Management Presentation contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act
of 1995.

Examples of forward-looking statements include:

•
statements about the company’s future performance;
•
projections of the company’s results of operations or financial condition;
• statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
• expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;
• expectations concerning the costs associated with the significant capital expenditure projects at any of the company’s plants and future plans with respect to any such projects;
•
expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;
•
expectations concerning dividend payments and share buy-backs;
•
statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
•
statements regarding tax liabilities and related audits, reviews and proceedings;
• statements regarding the possible consequences and/or potential outcome of the legal proceedings brought against two of the company’s subsidiaries by the New Zealand Ministry of Education and the potential product liabilities, if any, associated with such proceedings;
• expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
•
expectations concerning indemnification obligations;
•
expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;
• statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and
• statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

PAGE
DISCLAIMER (continued)
3
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,”
“continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 26 June 2014, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries;
required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to Ireland, including changes in corporate governance and any potential tax benefits related thereto; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favourable to the company, or at all; acquisition or sale of businesses and business segments;
changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the company’s forward-
looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.

PAGE
AGENDA
• Overview and Operating Review – Louis Gries, CEO
• Financial Review – Matt Marsh, CFO
• Questions and Answers
In this Management Presentation, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document. The company presents financial measures that it believes are customarily used by its
Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit before income taxes” and “Net operating profit”. The company may also present other terms for measuring its sales volume (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“Adjusted EBIT”,
“Adjusted EBIT margin”, “Adjusted net operating profit”, “Adjusted diluted earnings per share”, “Adjusted operating profit before income taxes”,
“Adjusted effective tax rate on earnings”, “Adjusted EBITDA”, and “Adjusted selling, general and administrative expenses”. Unless otherwise stated, results and comparisons are of the first quarter of the current fiscal year versus the first quarter of the prior fiscal year.
4

OVERVIEW AND OPERATING REVIEW Louis Gries, CEO

PAGE
1   Comparisons are of the 1 st quarter of the current fiscal year versus the 1 st quarter of the prior fiscal year
1
Q1 Q1%
FY 2015 FY 2014 Change
Net operating profit 28.9 142.2 (80)
Adjusted net operating profit 50.1 52.0 (4)
Adjusted diluted earnings per share (US cents) 11 12
US$ Millions
GROUP OVERVIEW
1
6
Net operating profit reflects:
• Higher sales volumes and average net sales prices in both the USA and Europe Fiber Cement  and Asia Pacific Fiber
Cement Segments
• USA and Europe Fiber Cement EBIT margin of 21.2%
• Asia Pacific Fiber Cement Segment EBIT margin excluding New Zealand weathertightness claims of 21.7%
• Increase in Adjusted effective tax rate, changes in the fair value of interest rate swaps, and foreign currency losses

PAGE
1 Comparisons are of the 1 st quarter of the current fiscal year versus the 1 st quarter of the prior fiscal year
USA and Europe Fiber Cement results reflected:
1
• Higher sales volume;
• Higher average net sales price;
• Higher production costs, primarily related to higher input costs and plant inefficiencies;
• Higher compensation related expenses due to increased headcount in an effort to align organizational operational capability with anticipated market growth; and
• A more modest improvement in the US housing market than anticipated.
USA AND EUROPE FIBER CEMENT 1
ST
QUARTER SUMMARY
7

PAGE
USA AND EUROPE FIBER CEMENT
1st Quarter Result
1
Net Sales up 16% to US$321.5 million
Sales Volume up 8% to 463.3 mmsf
Average Price  up 7% to US$680 per msf
EBIT up 14% to US$68.0 million
EBIT Margin down 0.2 pts to 21.2%
8
1 Comparisons are of the 1 st quarter of the current fiscal year versus the 1 st quarter of the prior fiscal year

PAGE
1 Excludes asset impairment charges of US$14.3 million in 4 th quarter FY12, US$5.8 million in 3 rd quarter FY13 and US$11.1 million in 4 th quarter FY13
Quarterly EBIT and EBIT Margin
1
USA AND EUROPE FIBER CEMENT
9
0
5
10
15
20
25
30
35
10
20
30
40
50
60
70
80
FY09 FY10 FY11 FY12 FY13 FY14 FY15
EBIT EBIT Margin
0

Top Line Growth

3,000
2,800
2,600
2,400
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
JH Volume (mmsf), Starts (000s Units)
$1,300
$1,200
$1,100
$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
Revenue (US$M)
'00
'01
'02
'03
'04
'05
'06
'07
'08
'09
'10
'11
'12
'13
'14
JH Volume
Housing Starts
JH Revenue

James Hardie

PAGE Rolling 12 month average of seasonally adjusted estimate of housing starts by US Census Bureau USA FIBER CEMENT 10

US$ per MSF
710
670
630
590
550
FY10
FY11
FY12
FY13
FY14
Q1 FY15

James Hardie

PAGE Average Net Sales Price US$680 USA AND EUROPE FIBER CEMENT 11

PAGE
Asia Pacific Fiber Cement results reflected:
• Increased sales volume as housing starts and repairs and remodel markets rose in
Australia;
• Higher average net sales price in Australian dollars; and
• Higher production costs due to higher input costs and plant inefficiencies.
• Results in USD were impacted by unfavourable changes in the weighted average period AUD/USD exchange rates relative to prior corresponding period.
1
ASIA PACIFIC FIBER CEMENT 1
ST
QUARTER SUMMARY
1
12
1 Comparisons are of the 1
st
quarter of the current fiscal year versus the 1
st
quarter of the prior fiscal year

PAGE
ASIA PACIFIC FIBER CEMENT
1st Quarter Result
1
Net Sales up  1% to US$95.3 million
Sales Volume up 6% to 108.5 mmsf
Average Price  up 2% from A$916 per msf to A$931 per msf
EBIT
2
down 2% to US$20.7 million, +4% in AUD
EBIT Margin
2
down 0.7 pts to 21.7%
13
1 Comparisons are of the 1
st
quarter of the current fiscal year versus the 1
st
quarter of the prior fiscal year
2 Excludes New Zealand weathertightness claims of US$1.3 million benefit and US$4.6 million expense in 1 st
quarter FY15 and 1
st
quarter FY14,
respectively

PAGE
The following major capacity expansion projects in the USA and
Europe and Asia Pacific Fiber Cement businesses are in progress:
MANUFACTURING CAPACITY EXPANSION
14
Project Description
Approximate
Investment
Estimated
Commission Date
Plant City, Florida – 4
th
sheet machine and ancillary facilities
US$65.0 million First half of fiscal 2016
Cleburne, Texas - 3
rd
sheet machine and ancillary facilities
US$37.0 million First half of fiscal 2016
Carole Park, Queensland - Capacity expansion project
A$89.0 million First half of fiscal 2016

PAGE
USA and Europe Fiber Cement
• The US operating environment continues to recover, but at a more modest pace than expected earlier this year
• The recent flattening in housing activity has created some uncertainty about the pace of the recovery in the short-term
• Our medium-term view on the recovery is unchanged. To capitalize on the growing market demand and anticipated market penetration, we continue to invest in additional manufacturing capacity across the US
• EBIT to revenue margin is expected to remain within our target range of 20% - 25% for fiscal 2015, absent any major external factors
Asia Pacific Fiber Cement
• In Australia, net sales from the Australian business are expected to improve, tracking in line with expected growth in the detached housing market and an expected positive movement in the repair and remodel market
• The New Zealand business is expected to deliver improved results supported by a stronger local housing market, particularly in Auckland and Christchurch, although at a more moderate rate of growth than prior year
• The Philippines business is expected to grow, driven by increased penetration in to a relatively flat repair and remodel market, together with increased penetration into the growing Residential High Rise market
GROUP OUTLOOK
15

FINANCIAL REVIEW Matt Marsh, CFO

PAGE
GROUP RESULTS
17
• Earnings impacted by:
• Higher sales volumes and average sales prices across all business units;
• Higher production costs, primarily due to higher market prices for input costs and plant inefficiencies; and
• Higher organizational spend, primarily due to an increase in stock compensation expense and an increase in discretionary spend
• Continued capital expenditure on key production capacity projects across our business units
• Decrease in cash generated by trading activities to US$83.6 million for the current three month period compared to US$87.9 million in the prior corresponding period
• During the quarter we repurchased and cancelled 715,000 shares of our common stock, at a total cost A$9.8 million (US$9.1 million) and an average market price of A$13.69 (US$12.73)
• An ordinary dividend of US32.0 cents per security and a special dividend of US20.0 cents per security, totaling US$230.3 million, was paid on 08 August 2014 from FY14 earnings

PAGE
RESULTS FOR THE 1
ST
QUARTER
18
US$ Millions  Q1 '15 Q1 '14 % Change
Net sales  416.8 372.2 12
Gross profit  140.2 126.3 11
SG&A expenses  (59.9) (54.9) (9)
R&D expense (8.4) (9.0) 7
Asbestos adjustments  (21.5) 94.5
EBIT  50.4 156.9 (68)
Net interest (expense) income (1.1) 0.1
Other (expense) income (3.7) 0.1
Income tax expense (16.7) (14.9) (12)
Net operating profit  28.9 142.2 (80)
Highlights:
• Net sales increased 12% favorably impacted by:
• Higher sales volumes; and
• Higher average net sales prices in local currencies
• Gross profit margin decreased 30 bps impacted by:
• Higher production costs; primarily higher market
prices of input costs and plant inefficiencies
• SG&A expenses increased:
• Higher stock compensation expenses caused by a
47% appreciation in our stock price versus prior year
• Higher discretionary spend related to product and
market development activities
• Between EBIT and net operating profit:
• Interest expense increased due to changes in the net
debt position of AICF
• Other expense increased largely as a result of
realized and unrealized foreign exchange losses
• Income tax expense increased 12% due to a higher
effective tax rate

PAGE
1   Includes AICF SG&A expenses and AICF interest expense, net
RESULTS FOR THE 1
ST
QUARTER (continued)
19
• 5% increases in operating segment
EBIT
• Higher general corporate costs, net
interest and other income, and tax
expenses
• Asbestos adjustments were favorable due to
a 2% favorable change in the Australian
dollar spot exchange rate against the US
dollar from the beginning balance sheet date
to the ending balance sheet date for the
period.  In the prior corresponding quarter
the change in spot rates was 11%
unfavorable.
• The New Zealand weathertightness liability
decreased as a result of higher rate of claim
resolution, fewer open claims at the end of
the quarter and continued reduction in the
number of new claims received
• Adjusted net operating profit decreased 4%
due to:
Summary:
US$ Millions  Q1 '15 Q1 '14 % Change
Net operating profit 28.9 142.2 (80)
Asbestos:
Asbestos adjustments  21.5 (94.5)
Other asbestos
1
0.8 (0.6)
New Zealand weathertightness claims
(benefit) expense
(1.3) 4.6
Asbestos and other tax adjustments 0.2 0.3 (33)
Adjusted net operating profit
50.1 52.0 (4)

PAGE
Summary:
SEGMENT EBIT – 1
ST
QUARTER
20
An increase in stock
compensation expenses due
to a 40% appreciation in our
stock price versus the prior
year
An increase in discretionary
spend related to product and
market development activities
US$ Millions Q1 ’15 Q1 ’14 % Change
USA and Europe Fiber Cement 68.0 59.4 14
Asia Pacific Fiber Cement
1
20.7 21.1 (2)
Research & Development
2
(6.8) (6.1) (11)
General corporate costs excluding asbestos (10.7) (6.9) (55)
Adjusted EBIT 71.2 67.5 5
Asbestos adjustments (21.5) 94.5
AICF SG&A expenses (0.6) (0.5) (20)
New Zealand weathertightness claims benefit (expense) 1.3 (4.6)
Total EBIT   50.4 156.9 (68)
Net interest (expense) income
(1.1) 0.1
Other (expense) income
(3.7) 0.1
Income tax expense
(16.7) (14.9)
(12)
Net operating profit
28.9 142.2
(80)
US and Europe FC EBIT +14% driven
by volume and price, partially offset by
higher input costs and SG&A
APAC Fiber Cement EBIT in local
currency up 4% versus the prior year
General corporate costs excluding
asbestos higher primarily due to:
1  Asia Pacific Fiber Cement EBIT excludes New Zealand weathertightness claims of US$1.3 million benefit and US$4.6 million expense in Q1’FY15 and Q1’FY14, respectively
2 Research and development expenses include costs associated with core research projects that are designed to benefit all business units. These costs are recorded in the Research and Development segment rather than attributed to individual business units

PAGE
CHANGES IN AUD vs. USD
•
•
•
21
0.60
0.70
0.80
0.90
1.00
1.10
1.20
30 Sep 10 31 Dec 10 31 Mar 11 30 Jun 11 30 Sep 11 31 Dec 11 31 Mar 12 30 Jun 12 30 Sep 12 31 Dec 12 31 Mar 13 30 Jun 13 30 Sep 13 31 Dec 13 31 Mar 14 30 Jun 14
Earnings Balance Sheet
N/A
N/A
N/A
Unfavorable impact from translation of Asia Pacific results – Q1 FY15 vs Q1 FY14
Favorable impact on corporate costs incurred in Australian dollars – Q1 FY15 vs Q1 FY14
Unfavorable impact from translation of asbestos liability balance – 30 June 2014 vs 31 March 2014

Pulp Prices
Gas and Electric Prices
Q1'11
Q2'11
Q3'11
Q4'11
Q1'12
Q2'12
Q3'12
Q4'12
Q1'13
Q2'13
Q3'13
Q4'13
Q1'14
Q2'14
Q3'14
Q4'14
Q1'15

James Hardie

US INPUT COSTS
22
Quarterly US Input Costs
0
1
2
3
4
5
6
7
8
9
10
0
200
400
600
800
1,000
1,200
PULP GAS ELECTRIC
PAGE
• Input costs are significantly up over the
prior year, primarily driven by pulp, silica
and cement
• Many of our input costs fluctuate in-line
with commodity prices tracked by
external indices; the chart to the left
trends some of these external sources
Discussion:
• The price of NBSK pulp is at a three-
year peak
• The cost of gas for industrial users has
nearly doubled over the last 2 years
• We are engaged in effective sourcing
strategies to reduce the impact of
increasing market prices
• Pulp – Cost per ton – from RISI
• Gas – Cost per thousand cubic feet for industrial users – from US Energy Information Administration (May 2014 monthly data)
• Electric – Cost per hundred kilowatt hour for industrial users – from US Energy Information Administration (May 2014 monthly data)
The information underlying the table above is sourced as follows:

1 Includes AICF SG&A expenses and AICF interest expense, net
INCOME TAX EXPENSE – 1
ST
QUARTER
23
US$ Millions
Q1 ’15 Q1 ’14
Operating profit before income taxes 45.6 157.1
Asbestos:
Asbestos adjustments 21.5 (94.5)
Other asbestos
1
0.8 (0.6)
NZ weathertightness claims (benefit) expense (1.3) 4.6
Adjusted operating profit before income taxes 66.6 66.6
Income tax expense (16.7) (14.9)
Asbestos and other tax adjustments 0.2 0.3
Income tax expense excluding tax adjustments (16.5) (14.6)
Adjusted effective tax rate 24.8% 21.9%
Adjusted effective tax rate increased compared to the
prior corresponding quarter due to a shift in the
geographic mix of earnings.
Income tax expense excluding tax adjustments
increased compared to the prior corresponding
quarter due to the higher adjusted effective tax rate
applied to flat adjusted operating profit before
income taxes
Summary:
PAGE

PAGE
1
CASHFLOW
24
US$ Millions   Q1 ’15   Q1 ’14
EBIT  50.4 156.9
Non-cash items:
Asbestos adjustments
21.5 (94.5)
Other non-cash items
18.4 16.0
Net working capital movements
(6.7) 9.5
Cash Generated By Trading Activities
83.6 87.9
Tax payments, net (1.9) (1.7)
Change in other non-trading assets and liabilities (39.5) (16.7)
Change in asbestos-related assets & liabilities (0.5) (0.9)
Interest paid 0.8 (1.0)
Net Operating Cash Flow
42.5 67.6
Purchases of property, plant & equipment (48.6) (26.1)
Proceeds from sale of property, plant & equipment - 0.4
Common stock repurchased and retired (9.1) -
Dividends paid (124.6) -
Proceeds from issuance of shares 2.2 2.5
Tax benefit from stock options exercised 0.3 0.2
Effect of exchange rate on cash 1.9 (0.2)
Movement In Net Cash (135.4) 44.4
Beginning Net Cash  167.5 153.7
Ending Net Cash  32.1 198.1

PAGE
• We continued to spend on previously announced capital expansion projects at our Plant City, Florida,
Cleburne, Texas and Carole Park, Queensland facilities
• We continue to assess greenfield and brownfield projects across the US
• In Q1 FY14, we completed the purchase of the previously-leased land and buildings at Carole Park,
Brisbane plant and commenced investments to increase the plant’s production capacity
• We are tracking in line with our plans to invest approximately US$200 million per year in capital expenditure over the next three years
CAPITAL EXPENDITURE
25
US$ Millions
Q1 ’15 Q1 ’14 % Change
USA and Europe Fiber Cement (including
Research and Development)
38.5 11.6
Asia Pacific Fiber Cement 10.1 14.5 (30)
Total
48.6 26.1 86

PAGE
CAPITAL MANAGEMENT FRAMEWORK
26
Objectives
• To optimize our capital structure with a view towards a target net debt position in the range of 1-2 times
EBITDA excluding asbestos
Strategy
• While reinvesting in R&D and capacity expansion required for growth;
• Provide consistent dividend payments within the payout ratio of 50-70% of Adjusted Net Operating Profit;
and
• A continued commitment to share buy back program together with possible use of special dividends.
Framework
• Manage capital efficiency within a prudent and rigorous financial policy
Ensure sufficient liquidity  to support financial obligations and execute strategy
Minimize cost of capital while taking into consideration current and future industry, market and economic risks and conditions
• Strong cash flow generation expected to continue, and grow
Fund CAPEX and reinvestment in our capacity and capability
Maintain flexibility to capitalize on market and strategic opportunities

PAGE
LIQUIDITY AND CAPITAL ALLOCATION
Dividends
• An ordinary dividend of US32.0 cents per security and a special dividend of US20.0 cents per security, totaling US$230.3 million, was paid on 08 August 2014 from FY14 earnings.
27
Liquidity
•
•
Buybacks
•
•
In May 2014, we added US$150.0 million of credit facilities intended to replace and augment an existing US$50.0 million credit facility which expired on 14 February 2014
With the addition of this facility, we have US$505.0 million of combined credit facilities available to us with a combined average tenor of 3.0 years
In May 2014, we announced a new share buyback program to acquire up to 5% of our issued capital during the following 12 months
During the quarter, we repurchased and cancelled 715,000 shares of our common stock under the May
2013 program, at a total cost A$9.8 million (US$9.1 million) and an average market price of A$13.69
(US$12.73)

PAGE
DEBT
At 30 June 2014:
US$ Millions
Total facilities 505.0
Gross debt -
Cash  32.1
Net cash 32.1
Unutilised facilities and cash  537.1
28
• Weighted average remaining term of debt facilities was 3.0 years at 30 June 2014, up from 2.4 years at
31 March 2014
• We remain well within our financial debt covenants
• Net cash of US$32.1 million compared to net cash of US$167.5 million at 31 March 2014
• Net cash position at 30 June 2014 was reduced to the extent of the May 2014 dividend payment of
US$124.6 million
• Subsequent to 30 June 2014, we moved into a net debt position, drawing US$320.0 million from our debt facilities to fund capital expenditures, dividend payments and the AICF contribution payment.

PAGE
NEW ZEALAND WEATHERTIGHTNESS CLAIMS
29
• Since FY02, our NZ subsidiaries have been joined to weathertightness claims that relate to buildings primarily constructed from 1998 to 2004.  These claims often involve multiple parties and allege losses due to excessive moisture penetration
• Q1 FY15 benefit of US$1.3 million is a result of:
• A higher rate of claim resolution
• Fewer open claims at the end of the quarter
• Continued reduction in the number of new claims received
• At 30 June 2014 and 31 March 2014, the provision for NZ weathertightness, net of anticipated third-
party recoveries was US$10.3 million and US$12.7 million, respectively
New Zealand Weathertightness Claims:

PAGE
• Year to date claims experience of liable entities were 2% above the 31 March 2014 actuarial forecast for FY2015 and 3% lower than the prior corresponding period
• Readers are referred to Note 7 of our 30 June 2014 Condensed Consolidated Financial Statements for
further information on asbestos claims experience
ASBESTOS FUND – PROFORMA (unaudited)
30
A$ millions
AICF cash and investments - 31 March 2014 65.5
Insurance recoveries 18.8
Interest expense, net (0.2)
Claims paid (32.7)
Operating costs (1.1)
Other 1.6
AICF cash and investments - 30 June 2014 51.9

PAGE
• Improved sales volumes and higher average net sales prices in both the USA and Europe and the
Asia Pacific Fiber Cement segments
• Higher production costs due to higher input costs and plant inefficiencies across all business units
• A 5% increase in Adjusted EBIT driven by 14% increase in USA and Europe Fiber Cement
Segment EBIT
• The unfavorable impact of a higher adjusted tax rate, changes in the fair value of interest rate swaps and foreign currency losses
SUMMARY
31
• Continuing investment in capacity expansion projects in the U.S. and Australia
• FY14 Ordinary and Special Dividends of US$230.3 million paid August 2014
• Continuing on strategy and executing towards capital management objectives
• Adjusted net operating profit of US$50.1 million, reflects:

PAGE
• Management notes the range of analysts’ forecasts for net operating profit excluding asbestos for the year ending 31 March 2015 is between US$226 million and US$261 million
• Management expects full year Adjusted net operating profit to be between US$205 million and
US$235 million assuming, among other things, housing industry conditions in the United States continue to improve at a more moderate level than originally assumed at the beginning of the year, and that an exchange rate at or near current levels is applicable for the remainder of the fiscal year
• Management cautions that although the US market is recovering, uncertainties about the pace of the recovery in the short term remain. Further the market price for input costs remain volatile and continue to impact earnings
• Management is unable to forecast the comparable US GAAP financial measure due to uncertainty regarding the impact of actuarial estimates on asbestos-related assets and liabilities in future periods
FY2015 GUIDANCE
32

QUESTIONS

APPENDIX

PAGE
FINANCIAL SUMMARY
1 Asia Pacific Fiber Cement EBIT excludes New Zealand weathertightness claims benefit of US$1.3 million and  expense of US$4.6 million in Q1 ‘15 and Q1 ‘14, respectively
35
US$ Millions Q1 '15 Q1 '14 % Change
Net Sales
USA and Europe Fiber Cement 321.5 278.1 16
Asia Pacific Fiber Cement
1
95.3 94.1 1
Total Net Sales 416.8 372.2 12
EBIT - US$ Millions
USA and Europe Fiber Cement 68.0 59.4 14
Asia Pacific Fiber Cement 20.7 21.1 (2)
Research & Development (6.8) (6.1) (11)
General corporate costs excluding asbestos (10.7) (6.9) (55)
EBIT 71.2 67.5 5
Net interest expense excluding AICF interest
income (0.9) (1.0) 10
Other income (3.7) 0.1
Income tax expense excluding tax adjustments
(16.5) (14.6) (13)
Adjusted net operating profit 50.1 52.0 (4)

PAGE
1 Excludes asbestos adjustments, AICF SG&A expenses, AICF interest income, New Zealand weathertightness claims and tax adjustments
2 Excludes asbestos adjustments, AICF SG&A expenses, and New Zealand weathertightness claims
KEY RATIOS
36
3 Months
FY2015
3 Months
FY2014
3 Months
FY2013
EPS (Diluted)    (US Cents) 11c 12c 10c
EBIT/ Sales (EBIT margin) 17.1% 18.1% 17.0%
Gearing Ratio (3.3)% (16.5)% (32.1)%
Net Interest Expense Cover 79.1x 84.4x 57.7x
Net Interest Paid Cover 89.0x 67.5x 115.4x
1
2
1
2
2

PAGE
1 Asia Pacific Fibre Cement EBIT excludes New Zealand weathertightness benefit of US$1.3 million and expense of US$4.6 million in Q1 ‘15 and Q1 ‘14, respectively
EBITDA – 1
ST
QUARTER
37
US$ Millions
Q1 ’15 Q1 ’14 % Change
EBIT
USA and Europe Fiber Cement
68.0 59.4 14
Asia Pacific Fiber Cement
20.7 21.1 (2)
Research & Development
(6.8) (6.1) (11)
General corporate excluding asbestos and ASIC expenses (10.7) (6.9) (55)
Depreciation and Amortisation
USA and Europe Fiber Cement
14.4 13.4 7
Asia Pacific Fiber Cement
2.2 2.0 10
Adjusted EBITDA 87.8 82.9 6
Asbestos adjustments (21.5) 94.5
AICF SG&A expenses (0.6) (0.5) (20)
New Zealand weathertightness claims
1.3 (4.6)
Total EBITDA
67.0 172.3 (61)
1

PAGE
NET INTEREST (EXPENSE) INCOME
38
US$ Millions
Q1 ’15 Q1 ’14
Gross interest expense (0.9) (1.0)
Interest income 0.2 0.1
Realised loss on interest rate swaps (0.2) (0.1)
Net interest expense excluding AICF interest income (0.9) (1.0)
AICF net interest (expense) income  (0.2) 1.1
Net interest (expense) income (1.1) 0.1

U.S. Housing Starts
Calendar Quarters
(Thousands of Starts)
Housing starts
%Growth (same QtrPY)
800
600
400
200
0
-200
-400
-600
-800
-1000
-1200
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
-60%
Q1'05
Q2'05
Q3'05
Q4'05
Q1'06
Q2'06
Q3'06
Q4'06
Q1'07
Q2'07
Q3'07
Q4'07
Q1'08
Q2'08
Q3'08
Q4'08
Q1'09
Q2'09
Q3'09
Q4'09
Q1'10
Q2'10
Q1'12
Q2'12
Q3'12
Q4'12
Q1'13
Q2'13
Q3'13
Q4'13
Q2'14
38%
28%
34%
23%
23%
25%
17%
17%
12%
13%
14%
12%
-3%
-7%
-5%
-1%
-19%
-25%
-31%
-21%
-23%
-24%
-28%
-31%
-33%
-44%
-51%
-46%
-31%
-19%
James Hardie

PAGE TOTAL US HOUSING STARTS 39

PAGE
DEFINITIONS AND OTHER TERMS
This Management Presentation forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of this package, including the Management’s Analysis of Results, Media Release and
Consolidated Financial Statements
Definitions
Non-financial Terms
ABS – Australian Bureau of Statistics
AFFA – Amended and Restated Final Funding Agreement
AICF – Asbestos Injuries Compensation Fund Ltd
ASIC – Australian Securities and Investments Commission
ATO – Australian Taxation Office
NBSK – Northern Bleached Soft Kraft; the company's benchmark grade of pulp
Legacy New Zealand weathertightness claims (“New Zealand weathertightness claims”) – Expenses arising from defending and resolving claims in New Zealand that allege poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors.
40

PAGE
DEFINITIONS AND OTHER TERMS
Financial Measures – US GAAP equivalents
This document contains financial statement line item descriptions that are considered to be non-US GAAP, but are consistent with those used by Australian companies. Because the company prepares its Condensed Consolidated Financial Statements under US GAAP, the following table cross-references each non-US GAAP line item description, as used in Management’s
Analysis of Results and Media Release, to the equivalent US GAAP financial statement line item description used in the company’s Condensed Consolidated Financial Statements:
Management's Analysis of Results and Consolidated Statements of Operations
Media Release and Other Comprehensive Income (Loss)
(US GAAP)
Net sales Net sales
Cost of goods sold Cost of goods sold
Gross profit Gross profit
Selling, general and administrative expenses Selling, general and administrative expenses
Research and development expenses Research and development expenses
Asbestos adjustments Asbestos adjustments
EBIT
*
Operating income (loss)
Net interest income (expense)* Sum of interest expense and interest income
Other income (expense) Other income (expense)
Operating profit (loss) before income taxes* Income (loss) before income taxes
Income tax (expense) benefit Income tax (expense) benefit
Net operating  profit (loss)* Net income (loss)
*- Represents non-U.S. GAAP descriptions used by Australian companies.
41

PAGE
DEFINITIONS AND OTHER TERMS
EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales.
Sales Volumes
mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness
Financial Ratios
Gearing Ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity
Net interest expense cover – EBIT divided by net interest expense (excluding loan establishment fees)
Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised
Net debt payback – Net debt (cash) divided by cash flow from operations
Net debt (cash) – Short-term and long-term debt less cash and cash equivalents
Return on capital employed – EBIT divided by gross capital employed
42

PAGE
Adjusted EBIT and Adjusted EBIT margin – Adjusted EBIT and Adjusted EBIT margin are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin.
Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.
NON-US GAAP FINANICAL MEASURES
43
US$ Millions
FY15 FY14
EBIT 50.4 $                 156.9 $
Asbestos:
Asbestos adjustments 21.5 (94.5)
AICF SG&A expenses 0.6 0.5
New Zealand weathertightness claims (1.3) 4.6
Adjusted EBIT 71.2 67.5
Net sales 416.8 $              372.2 $
Adjusted EBIT margin
17.1% 18.1%
Three Months Ended 30 June

PAGE
Adjusted Net operating profit – Adjusted net operating profit is not a measure of financial performance under US
GAAP and should not be considered to be more meaningful than net operating profit. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.
NON-US GAAP FINANICAL MEASURES
44
US$ Millions
FY15 FY14
Net operating profit 28.9 $               142.2 $
Asbestos:
Asbestos adjustments 21.5 (94.5)
AICF SG&A expenses 0.6 0.5
AICF interest expense, net 0.2 (1.1)
New Zealand weathertightness claims (1.3) 4.6
Asbestos and other tax adjustments 0.2 0.3
Adjusted net operating profit
50.1 $               52.0 $
Three Months Ended 30 June

PAGE
Adjusted Diluted earnings per share – Adjusted diluted earnings per share is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.
45
NON-US GAAP FINANICAL MEASURES
FY15 FY14
Adjusted net operating profit (US$ millions) 50.1 $               52.0 $
Weighted average common shares outstanding -
Diluted (millions)
446.0 443.1
Adjusted diluted earnings per share (US cents)
11 12
Three Months Ended 30 June

PAGE
Adjusted effective tax rate on earnings – Adjusted effective tax rate on earnings is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.
46
NON-US GAAP FINANICAL MEASURES
US$ Millions
FY15 FY14
Operating profit before income taxes 45.6 $               157.1 $
Asbestos:
Asbestos adjustments 21.5 (94.5)
AICF SG&A expenses 0.6 0.5
AICF interest expense, net 0.2 (1.1)
New Zealand weathertightness claims (1.3) 4.6
Adjusted operating profit before income taxes 66.6 $               66.6 $
Income tax expense excluding tax adjustments (16.7) $             (14.9) $
Asbestos-related and other tax adjustments 0.2 0.3
Income tax expense excluding tax adjustments (16.5) $             (14.6) $
Effective tax rate   36.6% 9.5%
Adjusted effective tax rate
24.8% 21.9%
Three Months Ended 30 June

PAGE
Adjusted EBITDA – is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate Adjusted EBITDA in the same manner as James Hardie has and, accordingly, Adjusted EBITDA may not be comparable with other companies. Management has included information concerning Adjusted EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements
NON-US GAAP FINANICAL MEASURES
47
US$ Millions
FY15 FY14
EBIT 50.4 $               156.9 $
Depreciation and amortization 16.6 15.4
Adjusted EBITDA 67.0 $               172.3 $
Three Months Ended 30 June

PAGE
Adjusted selling, general and administrative expenses – Adjusted selling, general and administrative expenses is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than selling, general and administrative expenses. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations.
Management uses these non-US GAAP measures for the same purposes.
NON-US GAAP FINANICAL MEASURES
48
US$ Millions
FY15 FY14
Selling, general and administrative expenses 59.9 $               54.9 $
Excluding:
New Zealand weathertightness claims benefit (expense) 1.3 (4.6)
Adjusted selling, general and administrative
expenses  61.2 $               50.3 $
Net Sales 416.8 $             372.2 $
Selling, general and administrative expenses as a
percentage of net sales
14.4% 14.8%
Adjusted selling, general and administrative
expenses  as a percentage of net sales
14.7% 13.5%
Three Months Ended 30 June

Q1 FY15 MANAGEMENT PRESENTATION 15 AUGUST 2014